Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following employee communication was first posted on the website www.unitednegotiations.com on May 24, 2010.

Moving Forward

A few weeks ago, United announced that we had signed a definitive agreement to merge with Continental Airlines. Over the next several months the two companies will seek regulatory and governmental approval. This merger is an opportunity for our two companies to create a world-class airline that is well positioned to succeed, and is expected to create improved long-term career prospects for employees at both airlines.  We anticipate that the merger agreement will be approved later this year and that the integration will be complete by the first or second quarter of 2012.

United and Continental employees have the same unions for some employee groups but different unions for others.  The following chart illustrates union representation for the largest employee groups at the two airlines.

Employee Group	United	Continental
Pilots	United	ALPA
Flight Attendants	AFA	IAM
Mechanics and Related	IBT	IBT
Flight Simulator Engineers	Included in Maintenance & Related	TWU
Ramp Employees	IAM	IBT
Stores Employees	IAM	Non-Union
Public Contact Employees	IAM	Non-Union
Dispatchers	PAFCA	TWU

Our goal is to combine each work group as quickly as possible after closing, and the timing of this process will probably be different for different work groups.  Combining employees into a single workforce can be a complex process, however, that could take a year or more to complete.  There are some basic steps in this process:

●	Seniority integration is led by the unions, and requires that the seniority lists of each work group be combined on a “fair and equitable” basis; the airlines usually do not participate in this process

●	Determination of the post-merger representation status for each group by the National Mediation Board, which may require an election where the carriers have different unions or where one carrier’s group is unrepresented

●	Negotiation of a joint collective bargaining agreement for each work group covering the combined employees of the two airlines

Until these steps are complete, we will continue to recognize the existing unions and apply the existing collective bargaining agreements.  Our current Section 6 negotiations will continue to move forward with all of our unions, although we anticipate that discussions will contemplate the implications of the pending merger as well. With certain groups we may enter into discussions for so-called transition or “fence” agreements, and we may engage in joint bargaining in an effort to reach a joint collective bargaining agreement.

We recognize the importance of working with labor leadership in addressing the important issues which confront us all in this process.  Over the next few weeks, I am meeting with the leaders of all of our represented United employee groups to explain the proposed merger and discuss with them how we will move forward together.  Following these meetings, we will report back on the process each of our unions will take, and will continue to provide updates on our progress.

We also recognize that you have questions about the proposed merger, and we are committed to providing you with timely information concerning the process.  As part of that effort, we have provided below the answers to some frequently asked questions about the impact of the proposed merger. There are many issues that will come up during this process, and we will work to provide the best information available, as we progress toward operational integration.

Frequently Asked Questions

Q.	Will the pending merger result in a change in wages and benefits?

A.
The merger will not have any immediate effect on pay and benefits for United employees.  All current collective bargaining agreements will remain in place until changed pursuant to Section 6 negotiations or the combined company negotiates a new, joint collective bargaining agreement with each union.

Q.	Will there be any involuntary furloughs in frontline workgroups as a result of the merger?

A.	The companies expect the impact of the merger on frontline employees will be minimal, with the reductions coming principally from retirements, attrition and voluntary programs.

Q.	Will the proposed merger result in recalls of furloughed employees?

A.
The merger itself will not result in recalls.  Rather, recalls will depend on the business needs and financial strength of the combined company.  In the long term, we expect this merger to provide increased job security and long-term career benefits for all employees.

Q.	Will union representation change as a result of the merger?

A.
For pilots and mechanics and related employees there will be no change because these employees are represented by ALPA and the IBT, respectively, at both airlines.  For other work groups, where there is not common union representation, there could be a change depending on the desires of employees at the combined company.

Q.	How will new union representation be decided?

A.
After the merger has closed and the carriers have begun to integrate operations, any union representing a particular work group may file what is called a “single carrier” petition with the National Mediation Board (NMB).  The NMB will conduct an investigation and if it concludes that United and Continental should at that time be deemed a single carrier for representation purposes it will conduct an election among employees of both carriers. Other unions may intervene in the election if they provide an adequate “showing of interest” based on authorization cards.  The election process is identical to the process you may have experienced in prior representation elections at United, and the NMB will certify the union that receives a majority of votes as the representative of the combined group.

Q.	When will the NMB “single carrier” determination occur?

A.
The timing is primarily determined by the various unions or employee groups. Each group must file individually for “single carrier” determination with the NMB. As an example, in the Delta-Northwest merger ALPA filed a single carrier petition within a week after the merger agreement became final, and the NMB issued a single carrier finding about 60 days later.  In contrast, AFA at Delta still has not filed a single carrier petition in connection with that merger.

Q.	What happens when employees at one carrier are non-union?

A.
The process is the same as where the groups at both carriers are represented. If a majority of employees vote in favor of the union, it would be certified to represent the combined groups.  If a majority of employees vote “no union” the employee group would become unrepresented.

Q.	How does the pending merger impact Section 6 negotiations?

A.
The pending merger does not have any direct effect on the ongoing Section 6 negotiations, although the nature of the negotiations may change to consider the implications of the anticipated merger. United will continue in Section 6 negotiations with all of its unions unless the unions decide to focus on a joint collective bargaining agreement instead in which case United and Continental would seek to negotiate a joint collective bargaining agreement, effective upon closing of the merger.

Q.	What role will United and Continental take in seniority integration?

A.
Although the carriers have a right to participate in seniority integration, United and Continental believe that these issues should be resolved by the employees themselves and will accept any list produced through negotiations between the unions provided that it is effective only prospectively and does not seek to impose additional costs on the carriers.

Q.           What basis will be used for integration of seniority lists?

A.
The seniority integration process is normally done on a work group-by-work group basis but there is no single test for determining what is fair and equitable.  In some cases, seniority lists have been integrated on a system-wide basis while in other cases they have been integrated on a classification or station basis.  In some cases, the integration has been based solely on date of hire or adjusted date of hire (to account for furlough periods) while in other cases the lists have been integrated on a ratio basis.  We believe that the criteria should be determined by the employees and unions involved.

Q.	How are non-union employees treated during integration of seniority lists?

A.	Where employees at one carrier are union-represented and employees at the other carrier are not, the typical practice has been to appoint a committee of employees to represent the non-union group.

Q.	When will seniority integration begin and how long will it take?

A.
We are unable to provide a definitive timeline as to when the seniority integration process will begin or how long it will last.  In some cases, the employee groups may be able to work out seniority integration quickly and informally within the next few months.  In other cases, however, it may take longer and if arbitration is required the process can take up to a year or more.